Exhibit 3.1

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

BOARD OF TRUSTEES

November 20, 2008

RESOLVED, That, effective November 20, 2008, the first sentence of Section 8 of the By-Laws is, and the same hereby, is amended to read as follows:

“Section 8. The affairs of the Company shall be managed under the direction of a Board consisting of thirteen Trustees, who shall be elected annually by the stockholders by ballot and shall hold office until their successors are elected and qualified.”